Toroso Investments, LLC
898 North Broadway, Suite 2
Massapequa, New York 11758
April 26, 2022
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
EDGAR Operations Branch
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Re:        Tidal ETF Trust II
Registration Statement on Form N-1A
Ladies and Gentlemen:
Enclosed for filing electronically is the Registration Statement on Form N-1A of Tidal ETF Trust II (the “Trust”).  This filing is being made to register shares of the Carbon Collective Climate Solutions U.S. Equity ETF, the initial series of the Trust.
If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 (Extension 731) or mpellegrino@torosoinv.com.
Sincerely,
/s/ Michael Pellegrino
Michael Pellegrino
General Counsel
Toroso Investments, LLC